1934 Act Registration No. 1-12118

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of May 2003

Ek Chor China Motorcycle Co. Ltd.

(Translation of registrant’s name into English)

21st Floor,

Far East Finance Centre,

16 Harcourt Road,

Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F     X                     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                         No     X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-             .)

EXHIBITS

Exhibit Number		Page

1.1	Notice of the Court Meeting of the Holders of Scheme Shares, dated May 27, 2003.	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ek Chor China Motorcycle Co. Ltd.
(Registrant)

Date: May 27, 2003	By:	/s/ Robert Ping-Hsien Ho
Robert Ping-Hsien Ho Director

3

Exhibit 1.1

NOTICE OF COURT MEETING

IN THE SUPREME COURT OF BERMUDA

CIVIL JURISDICTION

2003: NO. 210

IN THE MATTER OF

EK CHOR CHINA MOTORCYCLE CO. LTD.

AND IN THE MATTER OF SECTION 99 OF THE COMPANIES ACT 1981

NOTICE OF COURT MEETING OF THE HOLDERS OF SCHEME SHARES

NOTICE IS HEREBY GIVEN that, by an Order dated the 22nd day of May, 2003, made in the above matter, the Supreme Court of Bermuda has directed a meeting (the “Court Meeting”) to be convened of the holders of the Scheme Shares (as defined in the Scheme of Arrangement hereinafter mentioned) for the purposes of considering and, if thought fit, approving (with or without modification) a Scheme of Arrangement proposed to be made between EK CHOR CHINA MOTORCYCLE CO. LTD. (the “Company”) and the holders of the Scheme Shares. The Court Meeting will be held at 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong at 9:30 a.m. on June 12, 2003, at which place and time the holders of the Scheme Shares are requested to attend.

A copy of the said Scheme of Arrangement and the Explanatory Statement required to be furnished pursuant to section 100 of the Companies Act 1981 of Bermuda (as amended) together with the form of proxy for the Court Meeting are incorporated in the proxy statement which is being despatched to the shareholders of the Company today. Additional copies of the said documents can be obtained by any person entitled to attend the said Court Meeting during usual business hours on any day prior to the day appointed for the said Court Meeting (other than a Saturday, a Sunday or a statutory holiday):

(i)	at the registered office of the Company in Bermuda situated at Cedar House, 41 Cedar Avenue, Hamilton HM 12, Bermuda;

(ii)	at the office of the branch registrar of the Company in New York, namely The Bank of New York situated at 101 Barclay Street, New York, NY 10286, United States of America; and

(iii)	at the office of the Company’s Bermuda attorneys, namely Appleby Spurling & Kempe situated at 5511, The Center, 99 Queen’s Road Central, Central, Hong Kong,

and can also be seen on display at the principal place of business of the Company at 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong.

The holders of the Scheme Shares may vote in person at the said Court Meeting or they may appoint another person, whether a shareholder of the Company or not, as their proxy to attend and vote in their stead.

In the case of joint holders of the Scheme Shares, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the vote(s) of the other joint holder(s), and for this purpose, seniority shall be determined by the order in which the names stand in the register of members of the Company in respect of the relevant joint holding.

The form of proxy accompanying the proxy statement should be signed, dated and returned in the postage prepaid envelope (enclosed therein) to The Bank of New York, P.O. Box 11406, New York, N.Y. 10203-0406, U.S.A., or else submitted with voting instructions via facsimile at 1-212-815-4219 in accordance with the instructions on the form of proxy before 9:30 p.m. New York time on June 9, 2003, being 9:30 a.m. Hong Kong time on June 10, 2003 (48 hours before the time appointed for the holding of the Court Meeting), but if the form of proxy is not so lodged it may be handed to the Chairman of the Court Meeting at the start of the Court Meeting.

By its Order, the Supreme Court of Bermuda has appointed Mr. Kwok Ching CHU, a Vice-President of the Company, or failing him, Mr. Robert Ping-Hsien HO, a Director of the Company, or failing him, Ms. Yi Mei CHOI, Company Secretary of the Company to act as Chairman of the Court Meeting and has directed the Chairman to report the result thereof to it.

The said Scheme of Arrangement will be subject to the subsequent approval of the Supreme Court of Bermuda.

Dated this 27th day of May, 2003.

Appleby Spurling & Kempe

Cedar House, 41 Cedar Avenue

Hamilton HM12, Bermuda

Attorneys for the Company